Exhibit 3.1

ARTICLES OF AMENDMENT

OF

BALTIMORE GAS AND ELECTRIC COMPANY

BALTIMORE GAS AND ELECTRIC COMPANY, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) that:

FIRST:        The charter of the Corporation is hereby amended immediately upon acceptance for record of these articles of amendment (the “Effective Time”) by the SDAT as follows:

(a)                                 Paragraph 1 of Article IV of the charter is deleted in its entirety and the following is inserted in place thereof:

“1.                                The total amount of stock which this corporation is authorized to issue is seven million five hundred one thousand five hundred (7,501,500) shares, classified as follows:  (i) one million (1,000,000) shares, par value of one hundred dollars ($100) each, with an aggregate par value of one hundred million dollars ($100,000,000) are preferred stock; (ii) six million five hundred thousand (6,500,000) shares, par value of one hundred dollars ($100) each, with an aggregate par value of six hundred fifty million dollars ($650,000,000) are preference stock, of which four hundred thousand (400,000) shares of the aggregate par value of forty million dollars ($40,000,000) are issued and outstanding 7.125% Cumulative Preference Stock, 1993 Series, five hundred thousand (500,000) shares of the aggregate par value of fifty million dollars ($50,000,000) are issued and outstanding 6.97% Cumulative Preference Stock, 1993 Series, four hundred thousand (400,000) shares of the aggregate par value of forty million dollars ($40,000,000) are issued and outstanding 6.70% Cumulative Preference Stock, 1993 Series, and six hundred thousand (600,000) shares of the aggregate par value of sixty million dollars ($60,000,000) are issued and outstanding 6.99% Cumulative Preference Stock, 1995 Series, and four million six hundred thousand (4,600,000) shares of the aggregate par value of four hundred sixty million dollars ($460,000,000) are authorized but unissued and unclassified preference stock; and (iii) the balance, one thousand five hundred (1,500) shares without par value, is common stock.  The aggregate par value of all the authorized shares of all classes of stock having par value is seven hundred fifty million dollars ($750,000,000).”

(b)                                 Every 149,556.416 shares of the Corporation’s common stock, without par value, issued and outstanding immediately prior to the Effective Time shall be combined into one share of common stock, without par value.  Any fraction of an outstanding share of common stock that would otherwise have resulted from the foregoing combination will be eliminated by rounding such fraction up to the nearest whole share.

(c)                                  Paragraphs 18, 19, 20, 21, 22, 23 and 24 of Article IV are deleted in their entirety and paragraphs 25, 26, 27 and 28 are renumbered as paragraphs 18, 19, 20 and 21 respectively.

(d)                                 Article V of the charter is renumbered as Article VI and the following is inserted in place thereof as Article V:

“Notwithstanding any other provision of this charter and any provision of law that otherwise so empowers this corporation, the stockholders, the board of directors, any director, any officer or any other person, neither the stockholders nor the board of directors nor any director nor any officer nor any other person shall be authorized or empowered, nor shall they permit this corporation, without the unanimous prior approval of the board of directors, including the Independent Directors, as that term is defined from time to time in this corporation’s bylaws, to (A) commence any case, proceeding or other action on behalf of this corporation under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization, or relief for debtors; (B) institute proceedings to have this corporation adjudicated as bankrupt or insolvent; (C) consent to or acquiesce in the institution of bankruptcy or insolvency proceedings against this corporation; (D) file a petition or consent to a petition seeking reorganization, arrangement, adjustment, winding up, dissolution, composition, liquidation, or other relief on behalf of this corporation of its debts under any federal or state law relating to bankruptcy; (E) apply for, or consent to, or acquiesce in the appointment of, a receiver, liquidator, sequestrator, trustee or other officer with similar powers of such person with respect to the corporation; (F) make any assignment for the benefit of this corporation’s creditors; (G) admit in writing this corporation’s inability to pay its debts generally as they become due; or (H) remove the unanimous approval  requirement set forth above in this Article V.”

SECOND:                                         The amendments to the charter of the Corporation set forth in Article FIRST hereof have been advised by the board of directors and approved by the stockholders of the Corporation as required by Maryland General Corporation Law.

THIRD:                                                   The authorized stock of the Corporation has not been increased by these Articles of Amendment.

FOURTH:                                        As amended hereby, the charter of the Corporation shall remain in full force and effect.

* * * * *

IN WITNESS WHEREOF, the Corporation has caused these articles of amendment to be signed in its name and on its behalf by its President and witnessed by its Assistant Secretary as of the 2nd day of February, 2010.

BALTIMORE GAS AND ELECTRIC COMPANY

By:	/s/ Kenneth W. DeFontes, Jr.
Name:	Kenneth W. DeFontes, Jr.
Title:	President

Witness:

/s/ Sean J. Klein
Assistant Secretary

The undersigned President of the Corporation, who executed on behalf of the Corporation the foregoing articles of amendment of which this certificate is made a part, hereby acknowledges the foregoing articles of amendment to be the act of the Corporation and further certifies, as to all of the matters and facts required to be verified under oath, that to the best of his knowledge, information and belief, the matters and facts set forth herein are true in all material respects, under penalties of perjury.

/s/ Kenneth W. DeFontes, Jr.
Kenneth W. DeFontes, Jr.
President